Exhibit 12.2

ECKERD CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Year Ended January 28, 1995

Earnings before income taxes and extraordinary item         $ 87,084
Add:
  Portion of rents representative of the interest
   factor(*)                                                  37,282
  Interest expense                                            93,735

    Income as adjusted                                      $218,101

Fixed charges:
  Interest expense                                            93,735
  Portion of rents representative of interest factor          37,282

    Total fixed charges                                     $131,017

Ratio of earnings to fixed charges                              1.66


(*) The portion of rents representative of the interest factor is calculated as 33-1/3% of minimum rentals.